July 3, 2007


General Ronald R. Fogleman
Chairman of the Board of Directors

World Air Holdings, Inc.
The HLH Building
101 World Drive
Peachtree City, Georgia 30269

World Air Holdings, Inc. Board of Directors:

         Given the poor capacity demonstrated by World Air Holdings, Inc. ("World Air" or the "Company) to timely file its financial statements, it unfortunately came as little surprise that the Company once again missed a key deadline. Unfortunately, World Air's latest delay has allowed a renegotiation of the Agreement and Plan of Merger dated April 5, 2007, between Global Aero Logistics Inc., Hugo Acquisition Corp. ("Global") and World Air (the "Merger Agreement").

         The proposed business combination makes a great deal of strategic sense and we are inclined to support the board's decision. However, the delay in filing implies shareholders will not be able to review first quarter financial results much less be provided any insight into the second quarter's performance prior to voting at the scheduled special meeting on July 18, 2007 (the "Special Meeting").

         With respect to assessing the merits of the Merger Agreement, the letter we received on May 8, 2007 from General Fogleman suggests we rely on what is contained in the proxy statement. In other words, since management has neither been capable of filing the required SEC disclosure nor chosen to enlighten shareholders as to the business prospects of World Air since December 27, 2006 (over SIX months ago), we should look to rely on the financial advisor's valuation analysis that provides little insight into the financial projections or prospects of the Company. WE RESPECTFULLY REQUEST THAT THE COMPANY PROVIDE UPDATED 2007 FINANCIAL GUIDANCE SO THAT WE CAN MAKE A MORE INFORMED DECISION.

         Further, World Air's continued inability to timely report its financials resulted in weakening the Merger Agreement by providing Global an additional condition to close. While we have a great deal of confidence in Global's desire and capacity to consummate this transaction, WE RESPECTFULLY REQUEST THAT YOU PROVIDE THE FINANCING TERMS AND DETAILS

OF THE FINANCING COMMITMENT IN ORDER FOR SHAREHOLDERS TO CONFIRM THE CERTAINTY OF SUCH FINANCING PRIOR TO THE SPECIAL MEETING.

         Consistent with the Company's pattern of delay, we note that our effort to elect three members to World Air's board of directors at the annual meeting has not materialized because the annual meeting has been DELAYED. The Company's bylaws currently provide for up to 13 board members. WE RESPECTFULLY REQUEST THAT YOU IMMEDIATELY ADD OUR CANDIDATES TO WORLD AIR'S BOARD.

         Regardless of whether shareholders approve the transaction at the Special Meeting, we believe that if a deal is not consummated the existing board and management should not remain in place. AS SUCH, WE ARE EXPLORING ALL ALTERNATIVES, INCLUDING A CONSENT SOLICITATION, TO MODIFY YOUR GOVERNANCE AND TO ADD SHAREHOLDER REPRESENTATIVES TO YOUR BOARD.

         We have attempted to contact General Fogleman and are willing to timely discuss these issues and reach a resolution well prior to the Special Meeting. Please contact Conrad Bringsjord at 212-377-XXXX at your convenience.


Sincerely,


/s/ Conrad Bringsjord
-------------------------
Conrad Bringsjord
Senior Managing Director